Beth Frohlichstein
Tom Kluck
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: IBV, Inc.
Registration Statement on Form S-11
Filed December 24, 2013
File No. 333-193077

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company respectfully advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). There are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering contemplated by the Registration Statement. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, or published or distributed by any broker or dealer that is participating or will participate in the offering, the Company will supplementally provide copies to the Staff.

2. Please ensure that all cross-references throughout your registration statement are accurate. For example only, we note that on the cover page of your prospectus you reference the “Risk Factors” section on page 9 and on page 5. However, the “Risk  Factors” section begins on page 13 of your registration statement. Please revise as appropriate or advise.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

3. Please refrain from using industry jargon. In those instances where use of industry-specific terms is appropriate or necessary, you should provide a definition the first time such term is used so that an investor who is unfamiliar with your industry can understand what you mean. For example only, please revise to clarify what you mean by “REO and bank owned foreclosures” on page 9 and “burn rate” on page 26.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

4. We note that on page 34 you identify Mr. Joseph Wade as your Chief Financial Officer. Please revise your disclosure throughout your registration statement to include the information regarding Mr. Wade as required by Items 401, 402 and 403 of Regulation S-K as appropriate or advise.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment and fix the typo.

5. Please review your disclosure and ensure that it is consistent throughout your registration statement. For example only,

•	We note that you identify your fiscal year end as September 30 on page 8 and elsewhere. However, on page 27 and elsewhere, you identify your fiscal year end as December 31.
•	We note on page 12 and elsewhere you disclose the estimated costs of this offering as $9,000. However, on page 24 and elsewhere, you identify the estimated offering costs as $7,500.
•
We note on page 12 and elsewhere you indicate that you have Class A and Class B common stock outstanding. However, you have disclosure on page 30 indicating that you have one class of common stock. In addition, on page 35 and elsewhere, you indicate that you have common stock and preferred stock outstanding.

•
We note your disclosure throughout your registration statement that you are offering 7,500,000 shares at $0.01 per share for total offering proceeds of $75,000. However, on page 24, you indicate that you are raising $200,000.

•
We note your disclosure on page 30 that you are authorized to issue an aggregate of 749,000,000 shares of capital stock, of which 700,000,000 are shares of common stock and 49,000,000 are shares of preferred stock. However, you then indicate that you are authorized to issue 749,000,000 shares of common stock.

•
We note your disclosure on page 32 identifies both Mr. Howarth and Mr. Billington as your COO and as handling your day to day operations. Also, on page 32 and elsewhere, you identify Mr. Howarth as your CEO.

•	We note throughout your registration statement you indicate that you are subject to Nevada corporate law. However, on page 31, you reference Delaware General Corporation Law.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

6. Please be advised that your financial statements should be included as part of your prospectus and should appear prior to the Part II information required by Form S-11.
Cover Page of Registration Statement, page 1

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

7. Please include all of the information required on the cover page of a registration statement on Form S-11. For example only, please include your telephone number, including area code, and your fax number, including area code.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Cover Page of Prospectus, page 3

8. Please revise to disclose your intention with regard to the development of a public market for your common stock. Specifically, please indicate whether you plan to seek quotation of your common stock on the over-the-counter bulletin board.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

9. Please revise the cover page of your prospectus to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Business of Registrant, page 9

10. We note your disclosure throughout your registration statement identifies different types of properties that you intend to acquire and manage and/or in which you intend to invest. For example only, on page 9 and elsewhere, you indicate that your business will focus on single-family and multi-family residential properties. However, your disclosure on page 9 then references “commercial income producing properties” and “existing leased healthcare, industrial and net-leased retail properties.” Further, on page 35, you discuss your management strategy for “mobile home park communities.” Please revise to clearly and consistently identify the types of properties that you intend to acquire and manage and/or in which you intend to invest. Please also revise your prospectus to discuss in which foreign countries you may invest. We refer to your disclosure on page 9 that you may seek to invest internationally.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Summary Risk Factors, page 10

11. We note your summary risk factor discussing your outstanding indebtedness. However, we note that you currently have no existing debt obligations. Please explain to us how this is a risk to your business or revise your disclosure as appropriate. In addition, please also revise your summary risk factors to identify as significant risks the fact that your auditors’ have issued a going concern opinion, the fact that your management has and  will continue to have a controlling interest in your securities, and the fact that you have not yet identified any additional sources of financing.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Rule 419 – “Blank Check Company”, page 10

12. We note your disclosures on page 11 and elsewhere reference a “sufficient” amount of funds to be raised in the offering. Please revise your disclosure to identify and explain what would be a “sufficient” amount raised in the offering.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Use of Proceeds, page 12

13. We note your disclosure here that the proceeds of the offering would be used to “pay administrative expenses, the implementation of [y]our business, and working capital.” However, according to your disclosure on page 24 and page 26, you plan to use all or the majority of the offering proceeds to pay for your offering expenses and your reporting expenses as a public company. Please revise your disclosure as appropriate or advise.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Due to the control by management of 95% of issued and outstanding. . . , page 16

14. We note your disclosure here that management controls 95% of the issued and outstanding common stock and 99% of the total voting power. However, according to your disclosure on page 31 and elsewhere, it appears that management controls 100% of the outstanding and issued shares of both your common stock and preferred stock. Please revise your disclosure on page 16 as appropriate or advise.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

We may need additional financing which we may not be able to obtain . . . , page 16

15. We note your statement in this risk factor that you “are currently able to fund all basic operating costs.” However, we note that as of September 30, 2013 you had no cash and no assets and, on page 25, you disclose that “the Company’s cash position is insufficient to maintain its operations at the current level for the next 12 months.” Please explain to us how you are currently able to fund your operating costs or revise your disclosure as appropriate.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Summary, page 20

16. Please revise your disclosure to clarify that you have included all material risks in your “Risk Factors” section.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Item 5: Dilution, page 21

17. Please recalculate and confirm to us the total price per share.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Item 10: Management’s Discussion and Analysis of Financial Condition . . . , page 25
General

18. We note your disclosure on page 34 of your filing that you have identified certain material weaknesses in your internal controls. Please revise your MD&A to provide a detailed description of these weaknesses and management’s plan to remedy them.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Our Portfolio, page 26

19. Please tell us if the acquisition of the initial properties from the CEO is a probable related party transaction. If yes, please tell us if it’s an acquisition of a business or a real estate operation and provide the required financial and pro forma information. If no, please tell us the basis for your conclusion. Reference is made to Rule 3-05, Rule 3-14 and Rule 11 of Regulation S-X.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Timing Needs for Funding, page 26

20. We note that you intend to file another registration statement on Form S-11 to raise $500,000. Please indicate when you expect to file this registration statement.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

21. Under the “Short-term needs” subsection you state that your monthly burn rate for 4-6 properties is expected to be $5,000, however, under the “Mid-term needs” subsection you state that it is expected to be $15,000. Please revise or advise.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Policies with Respect to Other Activities, page 28

22. Please revise your disclosure to identify your policy with regard to and to indicate the extent to which you propose to engage in each of the activities identified in Item 12 of Form S-11 or advise.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Item 13: Investment Policies of Registrant, page 29

23. Please revise your disclosure to briefly describe the method or proposed method of operating and financing your real estate. Please also indicate any limitations on the number of mortgages or debt that may be placed on any one piece of property. Please refer to Instruction 3 to Item 13(a) of Form S-11.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Our Portfolio, page 29

24. We note your disclosure here and elsewhere that you will be acquiring your initial properties from your Chief Executive Officer. Please revise your disclosure to include a description of these properties and to provide operating data for such properties. Please refer to Items 14 and 15 of Form S-11. Please also revise your disclosure to identify and discuss the material terms of any acquisition agreements and of any financing related to such acquisition and file as exhibits to the registration statement any written agreements that have been executed in connection with the acquisition and the financing of such acquisition or advise. For example only, please disclose the purchase price of each property, any closing conditions in connection with the acquisition, and to the extent there are any existing leases on the properties, indicate whether those leases will be assumed in connection with the acquisition.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

25. Please more specifically describe the various steps you intend to take to develop your business and the costs and time involved in each step. In addition, please describe the relevant experience of Paul Howarth and M.L. Billington as it relates to acquiring, developing and managing properties. To the extent Messrs. Howarth and Billington do not have relevant experience, please so state and include appropriate risk factor disclosure.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Item 17: Market Price of and Dividends on the Registrant’s Common . . . , page 30

26. Please revise your disclosure to indicate the amount of your common equity that could be sold pursuant to Rule 144 under the Securities Act or advise. Please refer to Item 201(a)(2)(i) of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Series A Preferred Stock, page 31

27. We note your disclosure that the “payment of dividends on [y]our Preferred Stock is subject to the prior payment of dividends on any outstanding preferred stock, if any.” Please revise your disclosure to clearly explain when dividends will be paid on your preferred stock and any conditions upon which such dividend payments are contingent or advise.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Item 20: Security Ownership of Certain Beneficial Owners and Management, page 31

28. We note the text in footnote 1 indicates that certain shares are owned by Renard Properties LLC. However, we are unable to locate footnote 1 in the table. Please add the footnote to identify which shares in the table are owned by Renard Properties LLC, specifically whether the footnote is referring to the common stock and/or the preferred stock beneficially owned by Mr. Howarth. In addition, to the extent that Renard Properties owns greater than 5% of any class of your voting securities, please revise your table to include Renard Properties as required by Item 403(a) of Regulation S-K. Also, in the text of footnote 1, please identify the natural person, namely Mr. Howarth’s wife, who has voting and dispositive power over the shares held by Renard Properties.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

M.L. Billington, Chief Operating Officer, Director, page 32

29. Please revise to provide a brief description of the businesses conducted by Grounded Investments LLC and Noble Investments LLC. In addition, we note your disclosure that Mr. Billington has been working as the principal officer of a real estate investment company for the past four years. Please identify the real estate investment company referenced or advise. Finally, please revise to include Mr. Billington’s full name rather than just his first and middle initials.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Controls and Procedures, page 34

No Segregation of Duties, page 34

30. We note your disclosure that you intend to remedy certain of the material weaknesses in your internal control by hiring additional staff members prior to December 31, 2011. Please clarify for us whether this step has been taken, and if so explain to us why this material weakness in internal control still exists.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Item 22: Executive Compensation, page 34

31. Please revise your disclosure to include a narrative discussion of the summary compensation table as required by Item 402(o) of Regulation S-K or advise.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Item 23: Certain Relationship and Related Transactions and Director . . . , page 34

32. Please revise to include the disclosure required by Item 404(d) of Regulation S-K. For example only, we note that you intend to acquire your initial properties from your Chief Executive Officer. In addition, we note that your Chief Executive Officer and/or his wife acquired shares of your common and/or preferred stock. Please revise your disclosure here to include the appropriate information regarding these transactions or advise.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Item 24: Selection, Management and Custody of Registrant’s Investments, page 35

33. Please describe any arrangements proposed to be made by you with regard to the management of your properties, including arranging for leases, maintenance and insurance, or advise. Please refer to Item 24 of Form S-11.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

IBV, Inc. Financial Statements

Balance sheet, page F-2

34. Please recalculate and confirm to us the total par value of the preferred stock.

Notes to Financial Statements, page F-6

35. Please revise your financial statements to include footnote disclosure summarizing the significant terms of your preferred shares. We may have additional comment once we review your revised disclosure.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Item 33: Recent Sale of Unregistered Securities, page 38

36. Please revise to include the disclosure required by Item 701 of Regulation S-K or advise. For example only, we note that Mr. Howarth and/or his wife acquired shares of your common and/or preferred stock. Please revise your disclosure here to include the appropriate information regarding these transactions or advise.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

Exhibits Schedule, page 40

37. Please ensure that you have included all exhibits required by Item 601 of Regulation S-K. For example only, we note that you need to include a legal opinion as required by Item 601(b)(5) of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure to address the Staff’s comment.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, IBV, Inc. By: /s/ Paul Howarth Name: Paul Howarth Title: CEO/President